February 18, 2025

Ronald Gutstein
Chief Executive Officer
COtwo Advisors Physical European Carbon Allowance Trust
140 Elm Street, Suite 6
New Canaan, CT 06840

       Re: COtwo Advisors Physical European Carbon Allowance Trust
           Amendment No. 3 to Registration Statement on Form S-1
           Filed January 27, 2025
           File No. 333-271910
Dear Ronald Gutstein:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Risk Factors
Risk Related to the Trust's Investments
The Trust will face currency exchange rate risk, page 13

1. We note your disclosure on page 14 that "[a]s of March 8, 2024, the exchange rate was 1.0943 Euro/U.S. dollar." Please revise to update this disclosure as of the most recent practicable date. Similarly, please revise to update your disclosure on page 30 regarding the performance of EUAs, your disclosure on page 45 regarding the comparison between the daily settlement price of the Daily EUA Futures and the daily
       EUA End of Day Index values and your disclosure on page 46 regarding the comparison between the Daily EUA Futures and EUA spot prices.
 February 18, 2025
Page 2
U.S. Federal Income Tax Consequences, page 63

2. Refer to your first sentence in this section describing the discussion as "a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Shares." Please revise to clarify, if true, that you disclose all material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Shares, not just "certain" consequences or advise.
3. Item 601(b)(8) of Regulation S-K permits the tax opinion to be conditioned or qualified, provided the conditions or qualifications are adequately described in the registration statement. Refer to your statement in the first paragraph that the discussion in this section "represents, insofar as it describes conclusions as to the U.S.
       federal income tax law and subject to the limitations and qualifications described herein, the opinion of Eversheds Sutherland (US) LLP, U.S. federal income tax counsel to the Sponsor." Please also refer to the statement in the third paragraph of the tax opinion filed as Exhibit 8.1 to the effect that tax counsel's opinion in the registration statement as to material U.S. federal income tax consequences is "subject to the qualifications and assumptions stated in the Discussion, the limitations and qualifications set forth herein, and the representations in the Representation Letter."
       Please revise this section of the registration statement to disclose all limitations, qualifications and legal representations to which the tax opinion is subject and have counsel revise its tax option to clarify that all such limitations, qualifications and representations are disclosed in the registration statement discussion that constitutes counsel's opinion and to state, if true, that the representations in the Representation
       Letter are factual representations rather than legal representations. Exhibits and Financial Statement Schedules, page II-2

4. Please file as an exhibit the Liquidity Provider Agreement with Vertis or advise why you believe it is not required to be filed pursuant to Item 601b)(10) of Regulation S-K.
5. The audit report on page F-2 is dated January 21, 2025. The consent included in
       Exhibit 23.3 refers to an audit report dated January 6, 2025. In the next amendment, please ask your independent registered public accounting firm to ensure the date in their consent is consistent with the date of their audit report.
6.     Refer to the exclusion from the scope of counsel's opinion filed as
Exhibit 5.1: "laws
       applicable due to the particular nature or scope of the assets or activities of the Trust, and rules, regulations, orders, and decisions relating thereto" and advise how this exclusion is consistent with the requirements of Item 601(b)(5) of Regulation S-K which must cover all applicable Delaware statutory provisions and reported judicial decisions interpreting these laws.
7.     Refer to Exhibit 5.1. Pursuant to SLB 19 issued by the Division of
Corporation
       Finance, the staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Accordingly, please have Potter Anderson & Corroon LLP revise its legal opinion to exclude the Trust from assumption (ii) in paragraph B and remove assumption (v) from paragraph C. For guidance, see Staff Legal
Bulletin
       19.II.b.3.
 February 18, 2025
Page 3

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-
551-3666 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets